1000 Six PPG Place

Pittsburgh, PA 15222-5479

June 18, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549-7010

Attn: Mr. John Cash

Form 10-K for the fiscal year ended December 31, 2011

Filed February 27, 2012

File No. 1-12001

Dear Mr. Cash:

This letter sets forth our response to the letter dated June 5, 2012 from the Staff of the Securities and Exchange Commission with respect to the Form 10-K for the year ended December 31, 2011 (the “Comment Letter”) of Allegheny Technologies Incorporated (the “Company”).

Set forth below are the Company’s responses to the comments set forth in the Comment Letter. For your convenience, each comment is reproduced in bold text below and is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Note 17 Commitments and Contingencies

1. We note your response to our prior comment one. We note that your environmental managers have detailed knowledge of each site where environmental remediation and other environmental obligations are either known or alleged. We also note that the amounts recorded for environmental remediation obligations represent your best estimate to complete the known work required. Given the specialized knowledge of your environmental managers and third-party consultants and your ability to estimate costs to complete known work, it is unclear to us why you cannot also estimate potential losses in excess of amounts accrued. Please explain further. In addition, we remind you that ASC 450 requires you to disclose whether reasonably possible losses in excess of amounts accrued may be material to your financial statements, not whether these amounts may be material to a decision to buy or sell your securities. Therefore, please revise your disclosure in future filings to comply with the ASC 450 requirements.

The environmental accruals currently recorded represent amounts expensed for known matters based on criteria outlined in ASC 450 taking into account the information available including where the matter stands in terms of investigation or remediation. However future investigation or remediation activities may result in the discovery of additional hazardous materials, potentially higher levels of contamination than discovered during the prior investigation, and the impact on costs of the success or lack of thereof in remedial solutions. As a result, we are unable to estimate the potential additional costs for activities at existing sites. As such, we acknowledge in our disclosures that the ultimate resolution of existing known environmental matters may materially impact operating results for a reporting period as new

Mr. John Cash

United States Securities and Exchange Commission

June 18, 2012

developments occur and as new information becomes available. In the future, as additional developments occur, including litigation, claims or assessments pertaining to environmental obligations, a reasonably possible range of loss in excess of an accrued amount may be determinable. In those cases, we will revise our disclosures in future filings to include reasonably possible losses, or ranges of losses, for known items where estimable.

2. We note your response to our prior comment two. It continues to be unclear to us why you cannot estimate the amount of reasonably possible losses in excess of amounts accrued for your pending lawsuits, claims and proceedings. Please explain further. We again remind you that you are not required to estimate with confidence or precision. In addition, we note your intention to disclosure in future filings that you believe the resolution of these matters would not be material to a decision to buy or sell your securities. We remind you that ASC 450 requires you to disclose whether reasonably possible losses in excess of amounts accrued may be material to your financial statements, not whether these amounts may be material to a decision to buy or sell your securities. Therefore, please revise your disclosure in future filings to comply with the ASC 450 requirements.

We are currently not a party to pending lawsuits, claims or proceedings that, individually or in the aggregate, involve a loss contingency that would be material to our financial statements and, accordingly, our accruals for those contingencies are not material. We do not believe that a reasonably possible range of loss in excess of amounts accrued for pending lawsuits, claims or proceedings would be material to the financial statements. We acknowledge in our present disclosures that the ultimate resolution of an existing matter may materially impact operating results for a reporting period as new developments occur and as new information becomes available. As additional developments occur, a reasonably possible range of loss in excess of an accrued amount may be determinable. If we become subject to material contingencies due to lawsuits, claims or proceedings in the future, our related disclosures will comply with ASC 450 requirements.

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The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned, Dale G. Reid at (412) 395-3057 with any questions or comments.

Very truly yours,

/s/ Dale G. Reid

Dale G. Reid

Executive Vice President, Finance and

Chief Financial Officer

cc: Elliot S. Davis